SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: April 26, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

     Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: April 26, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

April 26, 2005

IVANHOE TO COMMENCE DRILLING ON BRONZE FOX
GOLD-COPPER DISCOVERY, SOUTHERN MONGOLIA

ULAANBAATAR, MONGOLIA — Ivanhoe Mines Executive Vice-President, Exploration, Douglas Kirwin announced today that the company has completed its Induced Polarization (IP) geophysical survey at the Bronze Fox district gold-copper discovery in southern Mongolia, and will commence a significant diamond drilling program on the project in mid-May.

Ivanhoe’s multi-rig drill program will initially focus on the central Bronze Fox prospect, one of several gold-rich copper porphyry targets discovered by Ivanhoe’s exploration team last year. Drilling will test high-grade gold-copper- molybdenum mineralization associated with sheeted quartz veins, where a recent IP survey delineated a continuous chargeability anomaly approximately 1,500 metres long. The anomaly varies in width from 200 to 400 metres.

At least three additional targets also will be tested during this phase of diamond drilling, including a second IP anomaly which is approximately six kilometres long and situated immediately south of, and marginal to, the Bronze Fox and East Fox prospects.

The Bronze Fox discovery is approximately 140 kilometres northeast of the Oyu Tolgoi copper-gold mine development project and 430 kilometres south-southeast of Ulaanbaatar. In addition to the drilling, Ivanhoe’s geological team will continue extensive prospecting and sampling of the surrounding areas.

Nariin Sukhait Coal Project

Mr. Kirwin also announced that two additional diamond drill rigs have been sent to the company’s Nariin Sukhait coal project, where the company is conducting a resource-delineation program along the strike extensions of the operating Nariin Sukhait coal mine owned and operated by MAC, a Mongolian-Chinese joint venture company.

New Independent Resource Estimate for Hugo North Discovery and Oyu Tolgoi Project

Mr. Kirwin also confirmed that the new, independent resource estimate for the Hugo North Discovery and the overall Oyu Tolgoi copper and gold project is expected to be completed and announced in the first week of May. The new resource estimate is being prepared by AMEC E&C Services (AMEC) of Canada, under the direction of Dr. Harry Parker, Ch. P. Geol., and Dr. Stephen Juras, P.Geo., independent qualified persons as defined by NI 43-101.

Bronze Fox Discovery

This Bronze Fox district lies within a newly-recognized 100-kilometre-long, highly-prospective, copper-gold-porphyry belt that extends northeast from the Shuteen Project and hosts other well-preserved Late-Devonian to Early-Carboniferous mineralized porphyry and skarn systems. Ivanhoe Mines has a 100% interest in the Bronze Fox District and the majority of the ground over this belt (see location map on Ivanhoe Mines’ website at www.ivanhoemines.com).

The Bronze Fox discovery was the result of persistent exploration efforts in Mongolia whereby systematic exploration across the extensive ground-holdings has defined a new district with highly anomalous gold-copper grades.

The Bronze Fox district comprises four gold-bearing porphyry targets: Bronze Fox, East Fox, West Fox and Tourmaline Hills. The targets are primarily defined by surface mapping, geophysics and extensive rock-chip sampling. They occur within a 14-kilometre-long corridor of alteration and mineralization that is associated with monzodiorites and granodiorites that were emplaced into a package of Devonian volcano-sedimentary rocks. The quartz veins and sericite-albite-actinolite alteration at the Bronze Fox prospect are centred on quartz-diorite porphyry dykes.

A first-pass, deep-penetrating IP survey covered 85 square kilometres and included detailed sectional work on numerous targets identified in this first phase of the survey. The IP survey has delineated a continuous chargeability anomaly over a six-kilometre strike length interpreted to represent sulphide mineralization at depth. This anomaly occurs immediately south of, and marginal to, the Bronze Fox and East Fox prospects. The IP survey also has identified several other significant geophysical targets within the Bronze Fox district which are coincident with previously identified geochemical anomalies.

Recent surface rock-chip samples from Tourmaline Hills and West Fox have now established that the two prospects may be geologically connected. High-grade gold-bearing quartz-tourmaline-sulphide veins are continuous across both prospects. Veins from this new zone returned gold assays up to 25.4 grams per tonne (g/t), with most of the assays reporting gold values above 3.0 g/t. Rock-chip sampling and mapping continues in these and other areas of the district.

Douglas Kirwin, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information in this release. SGS Analabs Pty. Ltd. assayed the samples at its facility in Ulaanbaatar, Mongolia.

Ivanhoe has a 100% interest in the Bronze Fox exploration project and owns 100% of the Oyu Tolgoi gold and copper mine-development project. The company owns or controls exploration rights covering approximately 130,000 square kilometres in central, southern and northeastern Mongolia. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar.

Ivanhoe shares are listed on the New York and Toronto stock exchanges under the symbol IVN.

Information contacts in North America
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning Ivanhoe’s planned exploration at Bronze Fox, Oyu Tolgoi and Nariin Sukhait projects and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.